Exhibit 99.4

I.D. Systems to Acquire Pointer Telocation, a Leading Telematics and Mobile IoT Solutions Company, for $140 Million in Cash and Stock

●	Creates Leading, Global IoT Telematics Software and Solutions Company to be Rebranded PowerFleet, Inc.

●	Combined Company with 500,000+ Monthly Subscribers at Closing and Expected 600,000+ Subscribers by End of 2019

●	Combination Provides Significant Operational Synergies and Financial Scale with $131 Million of Total Revenue, including $72 Million of High-Margin Recurring Solutions and Services Revenue in 2018

●	Company Also Secures $50 Million Strategic Growth Equity Investment from Abry Partners

●	Conference Call Scheduled for Tomorrow, March 14, 2019 at 9:00 a.m. Eastern time

Woodcliff Lake, NJ — March 13, 2019 — I.D. Systems, Inc. (NASDAQ: IDSY), a leading provider of enterprise asset management and Industrial Internet of Things (IoT) technology, and Pointer Telocation Ltd. (NASDAQ: PNTR; TASE: PNTR), a leading provider of telematics and mobile IoT solutions, have entered into a definitive agreement whereby I.D. Systems will acquire all of the outstanding shares of Pointer in a cash and stock transaction valued at approximately $140 million.

Acquisition Summary and Key Developments

●	Total consideration of $140 million comprised of approximately $72 million in cash and approximately 11 million shares of PowerFleet, Inc., a newly-created holding company
●	Combined business generated $131 million of revenue, including $72 million in recurring revenue and $14 million of adjusted EBITDA for fiscal 2018 (excluding selected non-cash and non-recurring items)
●	Approximately $3.5 million of cost savings expected to be realized within the first 12 to 18 months following the close of the acquisition
●	Expected to be accretive to non-GAAP earnings per share (EPS) in first 12 months following the close of the acquisition
●	Abry Partners to invest $50 million in a convertible preferred equity investment that will be funded contemporaneously with closing of the Pointer acquisition
●	John Hunt (Managing Partner) and Anders Bjork (Principal) of Abry Partners will join the PowerFleet Board of Directors at the closing
●	I.D. Systems has secured a commitment from Bank Hapoalim for a $30 million term loan and a $10 million revolving credit facility, which will be funded contemporaneously with closing of the Pointer acquisition
●	Combined company is expected to have over $20 million of cash on-hand and credit facilities at closing
●	I.D. Systems CEO, Chris Wolfe, and CFO, Ned Mavrommatis, to lead combined company with Pointer CEO, David Mahlab, to serve as CEO International and as a member of the PowerFleet Board of Directors, Pointer CFO, Yaniv Dorani to serve as Deputy to CEO International

●	Acquisition expected to close in the Summer of 2019
●	The combined company is expected to be dual listed on Nasdaq and the Tel Aviv Stock Exchanges under the rebranded PowerFleet name
●	Pointer Telocation and Cellocator brands will continue as the international go-to-market brands

Pointer Telocation Overview

Pointer Telocation is a leading provider of innovative telematics and mobile IoT solutions to the automotive, insurance and logistics (cargo, assets and containers) industries. Pointer’s cloud-based software-as-a-service (SaaS) platform, which has more than 275,000 monthly subscriber units, extracts and captures data from an organization’s mission critical mobility points, including drivers, routes, points-of-interest, logistics network, vehicles, trailers, containers and cargo. Pointer’s platform then analyzes and converts this data into actionable intelligence optimizing customers’ assets and improving profitability. Pointer’s technology is currently deployed in approximately three million light and heavy commercial vehicles across 80 countries.

Management Commentary

“We believe this is a transformative acquisition for I.D. Systems and our industry, as it combines our market and product leadership in North America with Pointer’s technology leadership, supply chain acumen and broad international footprint,” said Wolfe. “The acquisition builds on a two-year strategic working relationship with David and the Pointer team, where we have been co-developing numerous award-winning products. Through our collaboration, it became increasingly evident that our business values and strategy are well aligned on the shared mission of improving our customers’ operations through innovative design, engineering discipline, and building industrial-grade solutions. By unifying our businesses, we plan to create significant operational, technological and go-to-market synergies, which will enable faster time-to-market of revenue generating new products and features. Realizing these product development and delivery opportunities is enhanced by the fact that we both utilize the same tech stack in our development and hosting environments. Together, I.D. Systems and Pointer will join a select group of IoT companies with more than 500,000 subscribers, and have the added benefit of being vertically integrated, unlike others in the market.”

Mahlab commented: “Pointer has built a successful and profitable company in the high-growth telematics industry. We have earned a reputation for technology rich products, expert technical services, advanced software solutions and innovative IoT mobile solutions, all under a brand that is valued by our customers and the industry for quality and reliability. The combination of I.D. Systems and Pointer will deliver high-value, technology leading, IoT products globally. By expanding our product offerings and services, we expect to extend our leadership position in the growing mobile IoT and connected vehicle market, increase our penetration in North America, as well as expand our share of the global multi-billion-dollar IoT telematics market. I am extremely proud of Pointer’s track record of improving shareholder value and this combination marks yet another step in delivering on our commitment to that goal.”

Wolfe added: “From a cross-selling standpoint, the acquisition is expected to provide exciting opportunities for both companies. First, it should enable I.D. Systems to more effectively sell its solutions internationally through Pointer’s Cellocator division’s direct and indirect channel network. Secondly, we plan to leverage our enterprise and SMB distribution channels to bring Pointer’s solutions to the massive North American market. Additionally, Pointer has been developing connected car and light duty truck solutions for years. By joining our platforms and solutions, we will create immediate leverage and greatly accelerate the combined company’s connected vehicle strategy. Ultimately, all vehicles will be connected in order to optimize the in-car and fleet-management experience, and our combined offering will help to better facilitate and fast-track this vision.

“Together, our combined team of exceptional employees will serve thousands of customers globally across 80 countries. These unique characteristics provide us not only with tremendous scale but, as important, position us to accelerate organic growth potential as well. Our combination establishes a robust global IoT platform with expansive product offerings, which we expect will enable us to capture greater share of the global multi-billion-dollar IoT telematics software and solutions market.”

Transaction Structure and Details

The acquisition will be effected through a newly-created holding company structure, whereby I.D. Systems and Pointer will each become wholly-owned subsidiaries of PowerFleet, Inc. In the acquisition, Pointer shareholders will receive $8.50 in cash and 1.272 shares of PowerFleet common stock for each share of Pointer common stock they own, implying approximately 50% cash and 50% stock consideration, and total consideration valued at approximately $16.44 per share based on I.D. Systems’ closing stock price on March 12, 2019. As part of the transactions, each share of I.D. Systems will be exchanged for one share of PowerFleet common stock, which is expected to be dual listed on Nasdaq and the Tel Aviv Stock Exchange. The transactions will be funded through a combination of a $50 million convertible preferred equity investment by Abry Partners and a $30 million debt financing by Bank Hapoalim. The transactions have been unanimously approved by the Boards of Directors of both companies, are subject to customary closing conditions, including approval by the stockholders of I.D. Systems and Pointer, and are expected to close in the Summer of 2019. After the closing of the transactions, the combined business will be rebranded PowerFleet, Inc., establishing a new global power in telematics software and solutions.

Combined Business Financial Outlook

I.D. Systems believes the combined business has the potential to generate:

●	Total revenue of more than $150 million for the first full year after the transaction closing
●	Organic annual revenue growth of at least 15%
●	Services and recurring revenue of over 55% of total revenue
●	Adjusted EBITDA margin of 15%-20% for the first full year after the transaction closing

$50 Million Convertible Preferred Equity Investment from Abry Partners

Under the definitive agreement with Abry Partners, PowerFleet will issue an aggregate of $50 million of shares of convertible preferred stock (the “Preferred Shares”). The Preferred Shares will have an initial minimum dividend rate of 7.5% per annum, which will be payable in cash or Preferred Shares at PowerFleet’s election (subject to certain conditions) and will vote together with the common stock on an as-converted basis. Subject to certain limitations, the accreted value of each Preferred Share may be converted into common shares of PowerFleet at an initial conversion price equal to a 30% premium above the volume weighted average trading price of I.D. Systems’ common stock during a defined period prior to either the signing or the closing. In connection with the convertible preferred equity investment, Abry Partners will also have customary registration, redemption, preemptive, board designation and consent rights.

$30 Million Term Loan and $10 Million Revolving Credit Facility

Bank Hapoalim issued a commitment letter for a $30 million term loan and a $10 million revolving credit facility. The debt financing is expected to close simultaneously with the closing of the Pointer acquisition. The financing includes a five-year $20 million secured term loan A and a five-year $10 million secured term loan B, all proceeds to be used to fund the Pointer acquisition; and a five-year $10 million secured revolving credit facility, expected to be used for general corporate purposes.

Board of Directors

In connection with Abry Partners’ convertible preferred equity investment, I.D. Systems has agreed to appoint Managing Partner, John Hunt, and Principal, Anders Bjork, to the PowerFleet Board of Directors, effective upon closing of the investment. Hunt and Bjork will replace directors Ken Brakebill and Christopher Formant. Additionally, Pointer CEO, David Mahlab, will be added to the PowerFleet Board upon closing of the acquisition. Following these changes, the PowerFleet Board of Directors will consist of seven directors, including five independent directors and two management directors.

I.D. Systems Chairman Michael Brodsky added: “I am excited to welcome John, Anders and David to the Board, especially during a time of rapid growth and transformation in our company. All three individuals bring a wealth of experience to our company, and we look forward to benefiting from their collective guidance and insights as we seek to capitalize on the significant synergies and growth opportunities of the combined business.”

Hunt joined Abry Partners in 2004 and currently serves as a Managing Partner and head of the firm’s senior equity funds, primarily focusing on the information services, software and telecommunications industries. Prior to joining Abry, Hunt was a General Partner at Boston Ventures Management, a media and communications focused private equity fund. Mr. Hunt currently serves on the boards of several portfolio companies. He is a graduate of the University of Massachusetts Amherst.

Hunt commented: “We’ve followed the transportation and logistics industry for years, and recognized the need for a global, vertically-integrated IoT telematics company with an end-to-end software and solutions offering. The combination of I.D. Systems and Pointer fills that gap perfectly, and we look forward to working closely with the leadership team to scale the business to an even higher level of growth and profitability.”

Bjork joined Abry Partners in 2017 and focuses on Abry’s senior equity funds. During his tenure, he has sourced, supervised and sold numerous technology companies. Prior to joining Abry, Bjork served in senior roles at investment firms Fir Tree Partners, Guggenheim Partners and Veronis Suhler Stevenson, as well as at IHS Markit, a leader in critical information, analytics and solutions. Bjork is a graduate of the Wharton School at the University of Pennsylvania.

Mahlab has served as President and CEO of Pointer since 2011. Under his leadership, Mahlab refocused the company’s business and technology on IoT and grew its topline by more than 50% organically. Prior to Pointer, Mahlab was the co-founder of Scopus Video Networks, a digital video networking solutions provider, serving as CEO from 1995 to 2007 and chairman from 2007 through its acquisition by Harmonic in 2009. Mahlab holds a BSc. and an MSc. in Electrical Engineering from the Technion-Israel Institute of Technology, in addition to an LLB and an MBA from Tel Aviv University.

Transaction Advisors

Canaccord Genuity is acting as financial advisor to I.D. Systems and Olshan Frome Wolosky LLP and Goldfarb Seligman & Co. are acting as legal advisors to I.D. Systems. ROTH Capital Partners is acting as financial advisor to Pointer and ZAG-S&W LLP is acting as U.S. and Israeli legal advisor to Pointer. Lowenstein Sandler LLP and Meitar Liquornik Geva Lesham Tal are acting as legal advisors to Abry Partners.

Acquisition Conference Call Information

I.D. Systems and Pointer management will discuss the acquisition on a conference call tomorrow (March 14, 2019) at 9:00 a.m. Eastern time (3:00 p.m. Israel time) (6:00 a.m. Pacific time).

I.D. Systems’ CEO Chris Wolfe, I.D. Systems’ CFO Ned Mavrommatis, Pointer’s CEO David Mahlab and Pointer’s CFO Yaniv Dorani will host the call, followed by a question and answer session where institutional investors and analysts will have the opportunity to ask questions.

U.S. dial-in: (877) 307-1379

International dial-in: (443) 877-4066

Conference ID: 2480999

The conference call will be broadcast simultaneously and available for replay here as well as in the investor section of the company’s website at www.id-systems.com.

If you have any difficulty connecting with the conference call, please contact I.D. Systems’ investor relations team at (949) 574-3860.

About I.D. Systems
Headquartered in Woodcliff Lake, New Jersey, with subsidiaries in Texas, Florida, Germany and the United Kingdom, I.D. Systems is a leading global provider of wireless M2M solutions for securing, controlling, tracking, and managing high-value enterprise assets such as industrial vehicles, rental cars, trailers, containers, and cargo. The company’s patented technologies address the needs of organizations to monitor and analyze their assets to increase efficiency and productivity, reduce costs, and improve profitability. For more information, please visit www.id-systems.com.

About Pointer Telocation

For more than 20 years, Pointer has rewritten the rules for the MRM market and is a pioneer in the Connected Car segment. Pointer has deep knowledge of the needs of the MRM market and developed a full suite of tools, technology and services to address them. The company’s innovative cloud-based SaaS platform extracts and captures an organization’s critical mobility data points, analyzes it and provides customers with actionable insights to improve their bottom lines. For more information, please visit www.pointer.com.

About Abry Partners

Founded in 1989 and headquartered in Boston, Massachusetts, Abry Partners is an experienced and successful private equity investment firm focused on media, communications, insurance, business and information services. Since its founding, Abry Partners has completed more than $82 billion of transactions, representing investments in more than 650 properties.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transactions, PowerFleet, Inc., I.D. Systems and Pointer will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a PowerFleet registration statement on Form S-4 that will include a joint proxy statement of I.D. Systems and Pointer that also constitutes a prospectus of PowerFleet, and a definitive joint proxy statement/prospectus will be mailed to stockholders of I.D. Systems and Pointer. INVESTORS AND SECURITY HOLDERS OF I.D. SYSTEMS AND POINTER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by PowerFleet, I.D. Systems or Pointer through the website maintained by the SEC at www.sec.gov.

Certain Information Regarding Participants

I.D. Systems, Pointer and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of I.D. Systems is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 30, 2018, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 30, 2018, and its Current Report on Form 8-K, which was filed with the SEC on July 12, 2018. Information about the directors and executive officers of Pointer is set forth in its Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the SEC on March 27, 2018, its amended Annual Report on Form 20-F/A for the year ended December 31, 2017, which was filed with the SEC on April 30, 2018 and the reports on Form 6-K furnished to the SEC on May 2, 2018, June 11, 2018 and June 18, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of federal securities laws. I.D. Systems’, Pointer’s and the combined business’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, I.D. Systems’ and Pointer’s expectations with respect to their beliefs, plans, goals, objectives, expectations, anticipations, assumptions, estimates, intentions and future performance, as well as anticipated financial impacts of the proposed transaction, the satisfaction of the closing conditions to the proposed transaction and the timing of the completion of the proposed transaction. Forward-looking statements involve significant known and unknown risks, uncertainties and other factors, which may cause their actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. For example, forward-looking statements include statements regarding: prospects for additional customers; potential contract values; market forecasts; projections of earnings, revenues, synergies, accretion or other financial information of I.D. Systems, Pointer and the combined business; emerging new products; and plans, strategies and objectives of management for future operations, including growing revenue, controlling operating costs, increasing production volumes, and expanding business with core customers. Most of these factors are outside the parties’ control and are difficult to predict. The risks and uncertainties referred to above include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreements for the proposed transactions or could otherwise cause the proposed transactions to fail to close; (2) the risks or uncertainties of taking on significant new indebtedness and/or issuance of significant new equity to finance the transactions; (3) conditions to the closing of the transactions may not be satisfied and required regulatory approvals may not be obtained; (4) the outcome of any legal proceedings that may be instituted against I.D. Systems or Pointer following the announcement of the transaction agreements and the proposed transactions; (5) the inability to complete the proposed transactions, including due to failure to obtain approval of the stockholders of I.D. Systems or Pointer or other conditions to closing in transaction agreements; (6) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed transactions; (7) the inability to obtain or maintain the listing of the shares of common stock of PowerFleet, Inc. on Nasdaq; (8) the risk that the proposed transactions disrupt current plans and operations as a result of the announcement and consummation of the proposed transactions; (9) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, the ability of I.D. Systems to integrate successfully the business, operations and employees of Pointer and the ability of the combined company to grow and manage growth profitably and retain its key employees; (10) costs related to the proposed transactions; (11) changes in applicable laws or regulations; (12) the possibility that I.D. Systems or Pointer may be adversely affected by other economic or business conditions, and/or competitive factors; (13) the loss of I.D. Systems’ or Pointer’s key customers or reduction in the purchase of products or services by any such customers; (14) the failure of the market for I.D. Systems’ or Pointer’s products and services to continue to develop; (15) the inability to protect I.D. Systems’ or Pointer’s intellectual property; (16) the effects of competition from a variety of local, regional, national and other providers of wireless solutions; and (17) other risks and uncertainties detailed from time to time in I.D. Systems’ and Pointer’s filings with the Securities and Exchange Commission, including I.D. Systems’ annual report on Form 10-K for the year ended December 31, 2017 and Pointer’s annual report on Form 20-F for the year ended December 31, 2017, and its amended Annual Report on Form 20-F/A for the year ended December 31, 2017. These risks could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, I.D. Systems or Pointer. Unless otherwise required by applicable law, I.D. Systems and Pointer assume no obligation to update the information contained in this press release, and expressly disclaim any obligation to do so, whether as a result of new information, future events or otherwise.

I.D. Systems Company Contact

Ned Mavrommatis, CFO

ned@id-systems.com

(201) 996-9000

I.D. Systems Investor Contact

Matt Glover

Liolios

IDSY@liolios.com

(949) 574-3860

I.D. Systems Media Contact

Mike Hardman

Hardman Group

mike@hardmangrp.com

(330) 285-4141

Pointer Telocation Company Contact

Yaniv Dorani, CFO

+972-3-5723111

yanivd@pointer.com

Pointer Telocation Investor Contact

Brett Maas

Hayden IR, LLC

(646) 536-7331

brett@haydenir.com